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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CYNOSURE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

232577205

(CUSIP Number)

January 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232577205	Page 2 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Visium Balanced Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power None
6. Shared Voting Power 95,605 (See Item 4)
7. Sole Dispositive Power None
8. Shared Dispositive Power 95,605 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,605 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☐
11.	Percent of Class Represented by Amount in Row (9) .86%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 232577205	Page 3 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Visium Long Bias Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power None
6. Shared Voting Power 25,964 (See Item 4)
7. Sole Dispositive Power None
8. Shared Dispositive Power 25,964 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,964 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☐
11.	Percent of Class Represented by Amount in Row (9) .23%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 232577205	Page 4 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Visium Balanced Offshore Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power None
6. Shared Voting Power 159,172 (See Item 4)
7. Sole Dispositive Power None
8. Shared Dispositive Power 159,172 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 159,172 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☐
11.	Percent of Class Represented by Amount in Row (9) 1.43%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 232577205	Page 5 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Visium Long Bias Offshore Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power None
6. Shared Voting Power 71,378 (See Item 4)
7. Sole Dispositive Power None
8. Shared Dispositive Power 71,378 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,378 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☐
11.	Percent of Class Represented by Amount in Row (9) .64%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 232577205	Page 6 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Visium Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power None
6. Shared Voting Power 121,569 shares (See Item 4)
7. Sole Dispositive Power None
8. Shared Dispositive Power 121,569 shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 121,569 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☐
11.	Percent of Class Represented by Amount in Row (9) 1.08%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 232577205	Page 7 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Visium Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 352,119 shares (See Item 4)
6. Shared Voting Power None
7. Sole Dispositive Power 352,119 shares (See Item 4)
8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 352,119 shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☐
11.	Percent of Class Represented by Amount in Row (9) 3.15%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 232577205	Page 8 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jacob Gottlieb
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 352,119 shares (See Item 4)
6. Shared Voting Power None (See Item 4)
7. Sole Dispositive Power 352,119 shares (See Item 4)
8. Shared Dispositive Power None (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 352,119 shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☐
11.	Percent of Class Represented by Amount in Row (9) 3.15%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 232577205	Page 9 of 16 Pages

Item 1(a)	Name of Issuer:

Cynosure, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

5 Carlisle Road
Westford, MA 01866

Item 2(a)–(c) This statement is filed on behalf of the following:

(1) Visium Balanced Fund, LP, a Delaware limited partnership (“VBF”), with its principal business office at c/o Visum Asset Management, LLC, 950 Third Avenue, New York, NY 10022.

(6) Visium Long Bias Fund, LP, a Delaware limited partnership (“VLBF”), with its principal business office at c/o Visum Asset Management, LLC, 950 Third Avenue, New York, NY 10022.

(7) Visium Balanced Fund Offshore, Ltd., a Cayman Islands corporation (“VBFO”), with its principal business office at c/o Morgan Stanley Fund Services (Cayman) Limited, P.O. Box 2681GT, Century yard, 4th Floor, Cricket Square, Hutchins Drive, Grand Cayman, Cayman Islands, British West Indies.

(8) Visium Long Bias Fund Offshore, Ltd., a Cayman Islands corporation (“VLBFO”), with its principal business office at c/o Morgan Stanley Fund Services (Cayman) Limited, P.O. Box 2681GT, Century yard, 4th Floor, Cricket Square, Hutchins Drive, Grand Cayman, Cayman Islands, British West Indies.

(9) Visium Asset Management, LLC, a Delaware limited liability company (“VAM”), with its principal business office at Visum Asset Management, LLC, 950 Third Avenue, New York, NY 10022. VAM is the investment advisor to each of VBF, VLBF, VBFO and VLBFO.

(10) Visium Capital Management, LLC, a Delaware limited liability company (“VCM”), with its principal business office c/o Visum Asset Management, LLC, 950 Third Avenue, New York, NY 10022. VCM is the General Partner of VBF an VLBF.

CUSIP No. 232577205	Page 10 of 16 Pages

(d) Title of Class of Securities:

Common Stock, Par Value $0.01 Per Share

(e) CUSIP Number:

232577205

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

VBF

(a) Amount Beneficially Owned:

95,605 shares

(b) Percent of Class:

.86%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

95,605 shares

(iii) sole power to dispose or direct disposition of:

None

CUSIP No. 232577205	Page 11 of 16 Pages

(iv) shared power to dispose or to direct disposition of:

95,605 shares

VLBF

(a) Amount Beneficially Owned:

25,964 shares

(b) Percent of Class:

.23%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

25,964 shares

(iii) sole power to dispose or direct disposition of:

None

(iv) shared power to dispose or to direct disposition of:

25,964 shares

VBFO

(a) Amount Beneficially Owned:

159,172 shares

(b) Percent of Class:

1.43%

CUSIP No. 232577205	Page 12 of 16 Pages

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

159,172 shares

(iii) sole power to dispose or direct disposition of:

None

(iv) shared power to dispose or to direct disposition of:

159,172 shares

VLBFO

(a) Amount Beneficially Owned:

71,378 shares

(b) Percent of Class:

.64%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

71,378 shares

(iii) sole power to dispose or direct disposition of:

None

CUSIP No. 232577205	Page 13 of 16 Pages

(iv) shared power to dispose or to direct disposition of:

71,378 shares

VAM

(a) Amount Beneficially Owned:

By virtue of its position as investment advisor to each of VBF, VLBF, VBFO and VLBFO, VAM may be deemed to beneficially own the 352,119 shares of the Company’s Common Stock beneficially owned by VBF, VLBF, VBFO and VLBFO.

(b) Percent of Class:

3.15%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

352,119 shares

(ii) shared power to vote or to direct vote:

None

(iii) sole power to dispose or direct disposition of:

352,119 shares

(iv) shared power to dispose or to direct disposition of:

None

VCM

(a) Amount Beneficially Owned:

By virtue of its position as General Partner to each of VBF and VLBF, VCM may be deemed to beneficially own the 121,569 shares of the Company’s Common Stock beneficially owned by VBF and VLBF.

CUSIP No. 232577205	Page 14 of 16 Pages

(b) Percent of Class:

1.08%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

121,569 shares

(iii) sole power to dispose or direct disposition of:

None

(iv) shared power to dispose or to direct disposition of:

121,569 shares

Jacob Gottlieb

(a) Amount Beneficially Owned:

By virtue of his position as the principal of VAM and the sole managing member of VCM, Mr. Gottlieb may be deemed to beneficially own the 352,119 shares of the Company’s Common Stock beneficially owned by VAM.

(b) Percent of Class:

3.15%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

352,119 shares

(ii) shared power to vote or to direct vote:

CUSIP No. 232577205	Page 15 of 16 Pages

None

(iii) sole power to dispose or direct disposition of:

352,119 shares

(iv) shared power to dispose or to direct disposition of:

None

Item 5	Ownership of Five Percent or Less of a Class:

Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 232577205	Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

VISIUM ASSET MANAGEMENT, LLC		VISIUM LONG BIAS FUND, LP

By:	/s/ Mark Gottlieb	By:	/s/ Mark Gottlieb
	Mark Gottlieb Authorized Signatory		Mark Gottlieb Authorized Signatory

VISIUM BALANCED FUND, LP		VISIUM BALANCED OFFSHORE FUND, LTD.

By:	/s/ Mark Gottlieb	By:	/s/ Mark Gottlieb
	Mark Gottlieb Authorized Signatory		Mark Gottlieb Authorized Signatory

VISIUM CAPITAL MANAGEMENT, LLC		VISIUM LONG BIAS OFFSHORE FUND, LTD.

By:	/s/ Mark Gottlieb	By:	/s/ Mark Gottlieb
	Mark Gottlieb Authorized Signatory		Mark Gottlieb Authorized Signatory

JACOB GOTTLIEB

By:	/s/ Mark Gottlieb
Mark Gottlieb Authorized Representative and Chief Compliance Officer